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                                                              Exhibit (a)(1)(JJ)

                            [LETTERHEAD OF OMNICARE]


Omnicare                                                            news release
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           OMNICARE ISSUES STATEMENT ON DELAWARE CHANCERY COURT RULING

                       Decision on Automatic Conversion of
              Class B Common Stock to Class A Common Stock Pending

    NCS Stockholders' Suit for Breach of Fiduciary Duty Claims Moving Forward

COVINGTON, Ky, October 28, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today issued a statement on a decision of the Delaware Chancery Court with respect to a motion to dismiss Omnicare's complaint by defendants NCS HealthCare, Inc. (NCSS.OB), its board of directors and Genesis Health Ventures, Inc. (NASDAQ: GHVI) relating to the proposed acquisition of NCS by Genesis.

On Friday, October 25, 2002, the Delaware Chancery Court held that Omnicare has standing to assert a claim that by executing voting agreements with Genesis, Messrs. Outcalt's and Shaw's Class B shares (ten votes per share) automatically converted into Class A shares (one vote per share). If the Class B shares automatically converted into Class A shares, as Omnicare alleges, it would result in a significant decrease in the total voting power controlled by Messrs. Outcalt and Shaw from approximately 68% to approximately 20% of the total outstanding voting power of NCS. Omnicare's motion for summary judgment on this issue was heard by the court on October 24, 2002 and a decision is pending.

The court also found that because Omnicare was not an NCS stockholder on July 28, 2002, the date on which the NCS board of directors approved the NCS/Genesis Merger Agreement and the voting agreements, it did not have standing to bring claims that the NCS directors breached their fiduciary duties.

Notwithstanding the court's ruling, the NCS directors continue to be sued for breaching their fiduciary duties on the same grounds alleged in the Omnicare complaint. Other NCS stockholder-plaintiffs, in addition to Omnicare, have raised these claims in a lawsuit that is pending in the Delaware Chancery Court. A motion for a preliminary injunction relating to these stockholder claims is expected to be heard by the Delaware Chancery Court on November 14, 2002. Omnicare plans to seek an expedited appeal with respect to the court's ruling on its fiduciary duty claims.


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Omnicare stated:

         "Omnicare's claim that by executing the voting agreements, Messrs. Outcalt's and Shaw's Class B shares (ten votes per share) automatically converted into Class A shares (one vote per share) has been heard by the Delaware Chancery Court and a decision is pending.

         "The merits of the breach of fiduciary duty claims will be considered by the court because these claims also have been asserted by other NCS stockholder-plaintiffs and are pending before the court. By locking-up an inferior transaction with Genesis, the NCS board has taken away from NCS stockholders the right to consider another transaction such as Omnicare's, which is clearly superior to the proposed Genesis transaction. We look forward to the court addressing the merits of the NCS stockholder-plaintiffs' complaint, which assert, as did Omnicare, that the NCS directors have breached their fiduciary duties and, as a result, that NCS stockholders have been harmed.

         "Of note, the NCS board of directors no longer supports the proposed NCS/Genesis transaction. On October 22, 2002, apparently recognizing that the Genesis transaction is inferior to Omnicare's offer and not in the best interests of NCS stockholders, the NCS board of directors withdrew its recommendation that NCS stockholders vote in favor of the Genesis transaction.

         "NCS stockholders should not be forced to accept an inferior offer that even the NCS board of directors does not support. On October 6, 2002, Omnicare delivered a fully executed merger agreement to NCS, which is superior to the proposed NCS/Genesis transaction. Omnicare remains fully committed to a transaction with NCS and will continue to take all actions, both in court and by trying to get NCS to meaningfully consider our proposal and to enter into discussions with us, to consummate a transaction with NCS."

Omnicare's superior $3.50 per share cash offer represents more than twice the value of the proposed transaction between NCS and Genesis. The proposed NCS/Genesis transaction, based on Friday's closing stock price, is worth approximately $1.44 per NCS share or approximately 38% below the current market value of NCS common stock. In addition, NCS stockholders have overwhelmingly supported Omnicare's offer - as of October 21, 2002, approximately 71% of NCS's public stockholders already have tendered their shares in Omnicare's tender offer.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.

About the Company
Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 738,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

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This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release concerning Omnicare's expectations regarding the outcome of the litigation in Delaware Chancery Court and related appeals, the relative value of Omnicare's offer, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                          Joele Frank / Andy Brimmer
Omnicare, Inc.                            Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                            (212) 355- 4449, ext. 121